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16003262

SEC
Mail Processing
Section

FEB 25 2016

Washington DC
408

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

*

SEC FILE NUMBER
8-18974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hartfield, Titus & Donnelly LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Town Square Place, Suite 1500
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

✓

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael George 201-217-8055
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

290 West Mount Pleasant Avenue, Suite 3310	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2/24/16

OATH OR AFFIRMATION

I, Edward J. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hartfield, Titus & Donnelly, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHAEL T. GEORGE
NOTARY PUBLIC, State of New York
No. 01GE4688830
Qualified in Suffolk County
Commission Expires July 31, 2018

Signature

General Counsel/Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Hartfield, Titus & Donnelly, LLC

We have audited the accompanying statement of financial condition of Hartfield, Titus & Donnelly, LLC (the "Company") as of December 31, 2015, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Hartfield, Titus & Donnelly, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hartfield, Titus & Donnelly, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

The supplemental information contained in the schedules on pages 14 - 15 has been subjected to audit procedures performed in conjunction with the audit of Hartfield, Titus & Donnelly, LLC's financial statements. The supplemental information is the responsibility of Hartfield, Titus & Donnelly, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Livingston, New Jersey
February 18, 2016

HARTFIELD, TITUS & DONNELLY, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	1,395,922
Receivable from broker-dealer		769,402
Deposits with clearing houses		634,245
Investment in limited liability company		120,000
Member loans		342,293
Due from related parties		23,904
Prepaid expenses and advances		63,683
Property and equipment, net		284,270
Cash surrender value of officers' life insurance, net of loans of $318,398		341,175
Security deposits		217,098
TOTAL ASSETS	$	4,191,992

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	1,714,580
Other taxes payable		42,317
Deferred rent		396,877
Other liabilities		221,103
Total liabilities		2,374,877
Commitments and contingencies (Notes 6, 7, 9, 10, and 11)		
Members' equity:		
Voting		1,253,617
Non-voting		563,498
Total members' equity		1,817,115
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	4,191,992

See accompanying notes to financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Hartfield, Titus & Donnelly, LLC (the "Company") was formed as a limited liability company in the state of New Jersey. The Company serves the investment community principally as a broker of municipal securities, corporate bonds and U.S. Government Securities in the Northeast, Mid-Atlantic, Midwest, Southern, and Pacific regions of the United States. The Company is registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investors Protection Corporation. The Company is subject to the regulations of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

Effective October 1, 2015, management of the Company approved the sale of certain voting and non-voting membership interest units in the Company. As a result of the sale, all membership interest units transferred were classified as non-voting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Purchases and sales of securities are recorded on a trade-date basis (generally the third business day following the transaction date), with related commission income and expenses reported on a trade-date basis.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit and a money market account that are readily convertible into cash and purchased with original maturities of three months or less.

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided on straight-line and double-declining methods over the estimated useful lives of the various classes of assets, ranging from 5 to 7 years. For leasehold improvements, depreciation is provided over the lesser of the economic use of the improvement or the term of the lease.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment (Continued)

Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized.

Investment in Limited Liability Company

The Company accounted for its investment in a limited liability company under the cost method of accounting. Under this method, the Company's share of the earnings or losses of such investee company is not included in the statement of financial condition or the statements of income and changes in members' equity. However, impairment charges are recognized when evidence indicates that the value of the Company's investments has deteriorated. If circumstances suggest that the value of the Investee company has subsequently recovered, such recovery is not recorded.

Management has indicated that it was not practicable to estimate the fair value of this investment because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs. However, management believes that the carrying amounts on the cost method were not impaired as of December 31, 2015.

Advertising

Advertising costs are expensed as incurred and aggregated $52,247 for the year ended December 31, 2015.

Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and state income tax purposes. Accordingly, no provision has been made for income taxes in the accompanying financial statements, since all items of income or loss are required to be reported on the income tax returns of the members, who are responsible for any taxes thereon. Certain states impose LLC franchise fees, which are included in these financial statements. The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. With few exceptions, the Company is no longer subject to federal and certain state tax examinations by taxing authorities for years before 2012, and is no longer subject to tax examinations by the New Jersey taxing authority for years before 2011.

Uncertain Tax Position

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

The Company has evaluated events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

NOTE 2. CONCENTRATIONS OF CREDIT RISK

At December 31, 2015, and routinely throughout the year then ended, the Company maintained deposits with financial institutions that exceeded the insurance coverage provided by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in the accounts and does not believe there is any significant credit risk with respect to cash.

NOTE 3. DEPOSIT WITH CLEARING HOUSE

The Company had an agreement with Pershing, LLC ("Pershing") to clear the Company's trading transactions on a fully disclosed basis. As per the agreement, the Company was required to maintain a non-interest-bearing deposit in the amount of $1,000,000. In September 2015, the contract with Pershing was terminated. In conjunction with the termination, Pershing returned $965,755 of the deposit; the balance will be returned upon the completion of certain events. At December 31, 2015, the Company had a deposit totaling $34,245 with Pershing.

In September 2015, the Company entered an agreement with Hilltop Securities, Inc. ("Hilltop") to clear the Company's trading transactions on a fully disclosed basis. As per the agreement, the Company is required to maintain a minimum interest-bearing deposit in the amount of $600,000.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2015, consisted of the following:

Equipment	$	379,131
Leasehold improvements		353,512
Furniture and fixtures		75,284
		807,927
Less: accumulated depreciation		(523,657)
Property and equipment, net	$	284,270

NOTE 5. EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) savings plan covering substantially all of its eligible full-time employees. Employee contributions are voluntary and are subject to Internal Revenue Service limitations. The Company's matching contributions are at the discretion of management. The Company made no matching contributions during 2015.

NOTE 6. RELATED-PARTY TRANSACTIONS

Consulting Agreements

The Company entered into agreements with two voting members to provide consulting services to the Company. The consulting expenses under these agreements amounted to $290,625 for the year ended December 31, 2015.

Effective July 1, 2013, the Company entered into a consulting agreement with a former non-voting member to provide consulting services to the Company. The consulting expenses under this agreement amounted to $103,792 for the year ended December 31, 2015.

Effective April 1, 2015, the Company entered into a consulting agreement with a non-voting member to provide consulting services to the Company. The consulting expenses under this agreement amounted to $80,024 for the year ended December 31, 2015.

Effective February 1, 2014, the Company entered into a one - year consulting agreement with the former president to provide consulting services to the Company. The consulting expenses under this agreement amounted to $8,333 for the year ended December 31, 2015.

Loans to Members

The Company has, from time to time, advanced funds to its members. These loans were unsecured, non interest-bearing, and due on demand.

Due from Related Parties

The Company provided administrative, operational, and support services to affiliated entities during 2015. At December 31, 2015, the balance due from the related parties totaled $23,904.

NOTE 7. COMMITMENTS AND CONTINGENCIES

Contingencies

In the normal course of business, the Company is subject to inquiries and examinations of regulatory compliance by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations, which could have a material adverse effect on the Company's financial position, results, or liquidity, over and above any previously accrued amounts.

Loan Guarantee

In connection with the purchase of non-voting units of the Company, certain new members obtained financing with a financial institution. All obligations under the financing agreements with the financial institution are guaranteed by each of the voting members and the Company and are secured by a first priority lien on the life insurance policy of one of the voting members. At December 31, 2015, the outstanding loan obligations were current and totaled $319,725.

NOTE 7. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Loan Guarantee (Continued)

In addition, the Company is required to maintain a minimum members' equity of one million dollars as stated in the financing agreement.

Market Data Information Agreement

The Company has a Data Acquisition Agreement (the "Agreement") with a research company. The Agreement, which was renewed in April 2014, is automatically renewed for successive two-year periods unless terminated by either party. In accordance with the Agreement, the Company is to provide information as described in the Agreement to the research company, granting them a non-exclusive license to use such material in developing data that they may offer to their customers. Fees earned under the Agreement during 2015 amounted to $220,000, which is included in other income.

Leases

The Company has several leases for equipment and office facilities under noncancelable operating leases expiring in various years through 2023. Future minimum lease payments for the remaining lives of the leases are as follows:

Year ending December 31:	Equipment	Offices
2016	$ 168,516	$ 661,889
2017	63,553	669,708
2018	4,254	651,276
2019	-	609,226
2020	-	576.229
Thereafter	-	1,168,072
	$ 236,323	$ 4,336,400

Minimum rentals are exclusive of lease provisions requiring periodic adjustments for real estate taxes and other costs. Rent expense for the office facilities, including real estate taxes and other costs, amounted to $774,463 for the year ended December 31, 2015. Equipment rental expense was $183,681 for the year ended December 31, 2015.

Several of the Company's leases provide for periods of free rent and other lease incentives. Pursuant to FASB ASC 840, *Accounting for Leases*, the aggregate of the total minimum lease payments under the lease is being amortized on the straight- line basis over the lease term. The difference between rent expense calculated on the straight- line basis and amounts paid in accordance with the terms of the leases (deferred rent) amounted to $11,395 at December 31, 2015.

NOTE 8. OFFICERS' LIFE INSURANCE

The Company is the owner and beneficiary of insurance policies on the lives of one of its officers and the former president in the amount of $200,000 each. At December 31, 2015, loans payable to the insurance company in the amount of $318,398, bearing interest at a rate of 7% annum, are collateralized by the cash value of the policies.

NOTE 9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2015, the Company had regulatory net capital of $765,867, which exceeded the Company's minimum net capital requirement of $158,325. The Company's percentage of aggregate indebtedness to net capital was 310% as of December 31, 2015.

NOTE 10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a municipal securities broker's broker, the Company is engaged in buying and selling securities for broker-dealers registered with the SEC and for some institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions.

The Company's exposure to credit risk associated with non-performance of registered broker-dealers in fulfilling their contractual obligations is minimal. A majority of the securities transactions clear through Hilltop, which guarantees the transactions, while the remaining securities transactions are with registered broker-dealers under contractual agreements. In the unlikely event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Company does not require collateral to support such obligations.

NOTE 11. SELF-INSURANCE

The Company sponsors a self-insured group medical plan that covers substantially all of its employees. The plan is designed to provide coverage of up to $45,000 annually per employee, with stop-loss coverage provided by a commercial insurer in order to limit the Company's exposure. The Company provides accruals based on the aggregate amount of the liability incurred but not reported by the employees through the year-end. During the year ended December 31, 2015, insurance expense included premiums and medical claim costs of approximately $1,252,000 in connection with the plan. At December 31, 2015, the Company has recorded an accrual for reported claims not paid by year-end, and an estimate of additional claims incurred but not reported. Such liability, which is included in "accounts payable and accrued expenses" in the accompanying statement of financial condition, amounted to approximately $110,000 at December 31, 2015.

NOTE 12. INVESTMENT IN LIMITED LIABILITY COMPANY

In September 2013, the Company and several other municipal securities inter-broker dealers formed Municipal Bond Information Services, LLC ("MBIS"). MBIS, among other things, collects certain municipal securities trading information from its members and transfers such information to the U.S. Securities and Exchange Commission and/or the Municipal Securities Rulemaking Committee when or if required. The Company owns a 9% interest in MBIS and accounts for its investment on the cost basis. The carrying value of the Company's investment at December 31, 2015, amounted to $120,000. Management has reviewed the value of the investment as of December 31, 2015, and has determined that no impairment has been sustained.